HOST VENTURES INC.
                          9544 South Chesapeake Street
                            Highlands Ranch, Colorado
                                    USA 80126

October 12, 2005

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D. C. 20002
Mail Stop: 4561

Attention:  Rebekah J. Toton

Dear Sirs:

Re:      Host Ventures Inc.
         Registration Statement on Form SB-2
         File No. 333-126504

We provide the following responses to your letter dated September 19, 2005:

Description of Business, page 15
--------------------------------
1. Please refer to prior comment 14 from out letter dated August 10, 2005. We note your expanded disclosure on the rights conferred to the holder of a mining claim under Canadian law. However, please expand this disclosure to describe the duties, if any, of a mineral rights owner to the surface owner. For example, describe whether or not the mineral owner has a duty to return the land to its original state after conducting exploration and extraction activities on the property.

         We have disclosed the following:

         "In the course of our exploration programs, we will be required to return the property to as close as possible to its original state. This is known as reclamation. Reclamation may include planting trees, moving earth and filing holes that we create during exploration. Due to minimal land disturbance, we will not be required to conduct any reclamation activities on the Scadding West claim after the planned phase one and two programs. When our exploration program proceeds to the drilling stage, we may be required to post small bonds if the rights of a private land owner may be affected. We anticipate that the cost of a bond for a phase three drilling program and any required reclamation would not exceed $5,000."

Geology Report, page 17
-----------------------
2. Please refer to prior comment 18 from out letter dated August 10, 2005. We note your response that you included a copy of Dr. Jobin-Bevans' geological report. However, we were unable to locate a copy of this report in any of the documents you filed on Edgar. Please advise.

         We enclose a copy of Dr. Jobin-Bevans's geology report.

3. Please refer to comment 19 from our letter dated August 10, 2005. Please file a consent from Dr. Jobin-Bevans with your next amendment.

         We have filed a consent from Dr. Jobin-Bevans with our revised registration statements.


         Yours truly,

         Host Ventures Inc.

/s/      William Stewart